Karen N. Winnett
(949) 623-3536
kwinnett@prestongates.com

June 6, 2005

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cornerstone Core Properties REIT, Inc. (formerly Cornerstone Realty Fund, Inc.) Registration No. 333-121238

Dear Mr. Shady:

     On behalf of Cornerstone Core Properties REIT, Inc., a Maryland corporation (the “Company”), enclosed is Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 marked to show changes from Pre-Effective Amendment No. 2 filed on May 25, 2005. The Company is filing Pre-Effective Amendment No. 3 to include unaudited balance sheet information as of March 31, 2005 at page F-3 and related changes at pages F-7 and F-9 in the notes to the financial statements which were inadvertently omitted from the prior filing.

Very truly yours, Preston Gates & Ellis llp
By:	/s/ Karen N. Winnett
Karen N. Winnett